Consolidated Mercantile Incorporated
106 Avenue Road
Toronto, Ontario
Canada M5R 2H3

September 23, 2010

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Corporate Finance

Re:	Consolidated Mercantile Incorporated
Form 20-F for the year ended December 31, 2009
File No.: 000-14009

Ladies and Gentlemen:

Consolidated Mercantile Incorporated, an Ontario corporation (the “Company”), received from the Staff a Comment Letter dated September 1, 2010 with respect to a Form 20-F for the year ended December 31, 2009. The Company is providing herein responses to the comments and will incorporate the Staff's comments in future filings.

Exhibit 12.1 and 12.2 - Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

The Company confirms that the officers who signed the referenced certifications did so in a personal capacity. The Company further confirms that it will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence of said certification.

The Company acknowledges that:

*	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Kindly contact the undersigned at (416) 920-0500 if you have any questions concerning the above.

Sincerely,

 /s/STAN ABRAMOWITZ

Stan Abramowitz,
Secretary